[redacted]

14048811

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

OMB APPROVAL
OMB NUMBER
EXPIRES: MARCH 31, 2016
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE – 12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-49385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) **AND ENDING** 12/31/13 (MM/DD/YY)

3/20

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IBS HOLDING CORPORATION
I-BANKERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21550 OXNARD STREET, FL 3
(No and Street)

WOODLAND HILLS (City) CALIFORNIA (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY LEONARD 310-907-5939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212 (Address) RICHARDSON, TEXAS (City) (State) 75080 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, SHELLEY LEONARD , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IBS HOLDING CORPORATION DBA I-BANKERS SECURITIES, INC. as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

State of California
County of Los Angeles

Subscribed and sworn to (affirmed) before me on this 27 day of February, 20 14 by Shelley Leonard proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature of Notary Public

Notary Public

Shelley Leonard
Signature

President
Title

JULIO BARRIOS
Commission # 1986603
Notary Public - California
Los Angeles County
My Comm. Expires Jul 29, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF OPERATIONS 4

STATEMENT OF CASH FLOWS 5

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 6

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED 7

NOTES TO FINANCIAL STATEMENTS 8

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 11

SUPPORTING SCHEDULES:

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . . . SCHEDULE I. 12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . SCHEDULE II. 14

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 . . . . SCHEDULE III 15

REPORT PURSUANT TO RULE 17a-5(g)(1) 16

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-[illegible]
graves.don@att.net

INDEPENDENT AUDITORS' REPORT

DIRECTORS
IBS HOLDING CORPORATION
WOODLAND HILLS, CALIFORNIA

Report on the Financial Statements

We have audited the accompanying financial statements of **IBS HOLDING CORPORATION** which comprise the balance sheet as of December 31, 2013, and the related statements of income, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether do to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **IBS Holding Corporation.** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates, LLP

February 24, 2014

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 371,172	
Deposit with clearing organization	50,000	
Receivables:		
Trade	591	
Receivable from broker-dealer	45,249	
Stockholders	22,219	
Other	113,994	
Marketable securities owned, at market value	4,381	
Prepaid expenses	1,327	
		$ 608,933

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payable to clearing firm	$ 4,153	
Accounts payable	25,214	
Subordinated note payable	300,000	
Total liabilities		$ 329,367
STOCKHOLDERS' EQUITY:		
Common stock, 110,000 shares of $.01 par value authorized, 52,954 shares issued and outstanding	$ 530	
Additional capital	298,206	
Accumulated deficit	(19,170)	
Total stockholders' equity		279,566
		$ 608,933

The accompanying notes are an integra part of the financial statements

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Commissions	$ 82,464	
Management and consulting	253,471	
Private placement fees	375	
Trading losses	(9,220)	
Interest income	11,890	
Other	29	
Net revenues		$ 339,009
COSTS AND EXPENSES:		
Salaries and payroll taxes	65,257	
Occupancy costs	23,944	
Depreciation and write-offs	7,808	
Other operating expenses	250,486	
Total costs and expenses		347,495
Operating loss		(8,486)
OTHER EXPENSE:		
Leasehold improvements write-off	(330,626)	
Interest expense	(1,849)	
Total other expense		(332,475)
NET LOSS		$(340,961)

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net loss	$(340,961)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	7,808	
Leasehold improvements write-off	330,626	
Changes in operating assets and liabilities:		
Decrease in clearing deposit	50,000	
(Increase) decrease in receivables:		
Trade	3,650	
Broker-Dealer	17,228	
Stockholders	(22,219)	
Other	(113,994)	
Increase in prepaid expenses	(481)	
Decrease in accounts payable	(9,288)	
Net cash used in operating activities		$(77,631)
INVESTING ACTIVITIES		
Decrease in investments	9,194	
Net cash provided by investing activities		9,194
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	50,000	
Proceeds from subordinated loan	300,000	
Net cash provided by financing activities		350,000
INCREASE IN CASH		281,563
CASH AT DECEMBER 31, 2012		89,609
CASH AT DECEMBER 31, 2013		$ 371,172

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK	ADDITIONAL CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balances at December 31, 2012	$ 86	$ 248,650	$ 321,791	$ 570,527
Stock issuance	444	49,556		50,000
Net loss			(340,961)	(340,961)
Balances at December 31, 2013	$ 530	$ 298,206	$(19,170)	$ 279,566

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2013

Balance at December 31, 2012	$ -0-
Increase or (decrease)	300,000
Balance at December 31, 2013	$ -0-

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

A. COMPANY:

IBS HOLDING CORPORATION was incorporated on June 6, 1996 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities -** Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4. **Equipment -** Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using accelerated methods.

5. **Income Taxes -** Deferred federal income taxes arise from timing differences due to the method of reporting depreciation provisions. The straight-line method to record depreciation provisions is used for financial reporting, and accelerated methods for federal income tax purposes are used.

6. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. CONCENTRATION OF CREDIT RISKS:

The Company regularly has amounts on deposit with a financial institution located in north Texas that exceed insurance limits. The Company has not experienced any losses related to these deposits. At December 31, 2013, there was $121,172 of deposits in excess of insured amounts.

(Continued)

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2013

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $440,488, which was $340,488 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was .06 to 1.

F. MAJOR SOURCES OF REVENUES:

For the year ended December 2013, approximately 90% of revenues were from sources located in Europe.

G. LEASING ARRANGEMENTS:

For the year ended December 31, 2013, rental payments on operating leases for office facilities totaled $15,650. At December 31, 2013, the Company had no lease commitments extending beyond one year.

H. SUBORDINATED NOTE PAYABLE:

Note payable to a stockholder for a short-term working capital loan to the Company as required by FINRA. Repayment, with an annual interest rate of five percent, was subject to the terms of the note, and was repaid in January 2014.

I. AFFILIATED ENTITIY:

An entity, affiliated through common ownership and management, provides internet listings for the Company. Payments to the affiliated entity totaled $66,921 during the year ended December 31, 2013.

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1979

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972 231-3888
Facsimile 972-231-3331
graves.don@att.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
WOODLAND HILLS, CALIFORNIA

We have audited the accompanying financial statements of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of and for the year ended December 31, 2013, and our report thereon dated February 24, 2014, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 24, 2014

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 279,566
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	300,000
Total capital and allowable subordinated liabilities	579,566
Deductions and/or charges:	
Non-allowable assets	138,131
Net capital before haircuts on securities positions	441,435
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	947
Net Capital	$ 440,488
AGGREGATE INDEBTEDNESS	$ 25,214

Schedule I

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2013

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,681
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 340,488
Excess net capital at 1100%	$ 437,967
Ratio of aggregate indebtedness to net capital	.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 440,488
Audit adjustments	- 0 -
Net capital	$ 440,488

Schedule II

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis,

Company's clearing firm: COR Clearing, LLC

Schedule III

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

(See Independent Auditors' Report On Supplementary Information.)

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

IBS HOLDING CORPORATION DBA I-BANKERS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(g)(1)

YEAR ENDED DECEMBER 31, 2013

Hendricks, Graves and Associates, LLP
Certified Public Accountants
Serving the Dallas area since 1974

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-8333
Facsimile 972-237-8831
graves.don@att.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
WOODLAND HILLS, CALIFORNIA

In planning and performing our audit of the financial statements of **IBS HOLDING CORPORATION** as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 24, 2014